                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 2)(1)



                              NCS HealthCare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   628874 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)

--------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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---------------------                                          -----------------
CUSIP NO. 628874 10 9                   13G                    PAGE 2 OF 6 PAGES
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Jon H. Outcalt
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                               (b) [ ]

          Not Applicable
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
        NUMBER OF          5.    SOLE VOTING POWER          3,481,086

         SHARES
                           ----- -----------------------------------------------

      BENEFICIALLY         6.    SHARED VOTING POWER          102,063

        OWNED BY
                           ----- -----------------------------------------------

          EACH             7.    SOLE DISPOSITIVE POWER     3,481,086

        REPORTING
                           ----- -----------------------------------------------

       PERSON WITH         8.    SHARED DISPOSITIVE POWER     102,063

-------------------------- ----- -----------------------------------------------

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,583,149
--------- ----------------------------------------------------------------------

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
          Not Applicable
--------- ----------------------------------------------------------------------

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          20.4%
--------- ----------------------------------------------------------------------

12.       TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:

                    NCS HealthCare, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    3201 Enterprise Parkway, Suite 220, Beachwood, OH  44122

ITEM 2(a).        NAME OF PERSON FILING:

                    Jon H. Outcalt

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    3201 Enterprise Parkway, Suite 220, Beachwood, OH  44122

ITEM 2(c).        CITIZENSHIP:

                    United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                    Class A Common Stock, $.01 par value

ITEM 2(e)         CUSIP NUMBER:

                    628874 10 9

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c) CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act,

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act,

         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of
                           the Act,

         (d)      [ ]      Investment Company registered under Section 8 of the
                           Investment Company Act,

         (e)      [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(l)(ii)(E),

         (f)      [ ]      An employee benefit plan or endowment fund, in
                           accordance with 13d-1(b)(1)(ii)(F),

         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(ii)(G),

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act,

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act,

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                           Not Applicable

         If this statement is filed pursuant to Rule 13d-1(c), check this box.


ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                    3,583,149 shares of Class A Common Stock (1)(2)(3)
                  ------------------------------------------------------------------------------------

         (b)      Percent of class:

                    20.4% (3)
                  ------------------------------------------------------------------------------------

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote   3,481,086 (1)
                                                                      --------------------------------

                  (ii)     Shared power to vote or to direct the vote   102,063 (2)
                                                                      --------------------------------

                  (iii)    Sole power to dispose or to direct the disposition of   3,481,086 (1)
                                                                                   -------------------

                  (iv)     Shared power to dispose or to direct the disposition of   102,063 (2)
                                                                                   -------------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

(1) Includes (a) 3,476,086 shares of Class B Common Stock, $.01 par value ("Class B Common Stock") and (b) 5,000 shares of Class A Common Stock underlying options. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(2) Includes 32,063 shares of Class A Common Stock owned of record by the reporting person's wife and 70,000 shares of Class A Common Stock held by the custodian of an Individual Retirement Account for the benefit of the reporting person.

(3) Assumes conversion of all shares of Class B Common Stock held by reporting person into shares of Class A Common Stock.



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . [_]

         Not Applicable


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable


ITEM 10.          CERTIFICATION.

         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 2, 1999
                                            ------------------------------------
                                                          (Date)


                                            /s/ Jon H. Outcalt
                                            ------------------------------------
                                                         (Signature)


                                            Jon H. Outcalt/Chairman of the Board
                                            ------------------------------------
                                                         (Name/Title)